InnerG LLC Operating Agreement

Single Member Managed

Party: Nielah Burnett, Managing Member

RECITAL

The party to this agreement, (the "Member") is signing this agreement for the purpose of forming a limited liability company under the Limited Liability Company Act of the State of Tennessee (the "Act").

AGREEMENTS

I. **FORMATION**
    a. **Name:** The name of this limited liability company (the "Company") is: **InnerG LLC.**
    b. **Articles of Organization:** Articles of Organization for the company were filed with the Secretary of State for the State of Tennessee ("State") on April 28, 2017.
    c. **Duration:** The Company will exist until dissolved as provided in this agreement.
    d. **Principal Office:** The Company's principal office will initially be at 2323 Dennywood Drive, Nashville, TN 37214, but may be relocated by the Member(s) at any time.
    e. **Designated Office and Agent for Service of Process:** The Company's initial designated office will be at 2323 Dennywood Drive, Nashville, TN 37214, and the name of its initial agent for service of process at that address will be 2323 Dennywood Drive, Nashville, TN 37214. The Company's designated office and its agent for service of process may only be changed by filing notice of the change with the Secretary of State of Tennessee in which the articles of organization of the Company were filed.

II. **Purposes and Powers**
    a. The purpose of the Company shall be to perform or engage in any and all lawful activities and/or businesses for which limited liability companies may be engaged under the laws of the State of Tennessee.
    b. The Company shall have all powers necessary and convenient to effect any purpose for which it is formed, including all powers granted under the laws of the State of Tennessee.

 Nielah Burnett   9/18/19
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Member